                                                                    EXHIBIT 8(B)

December 2, 1994

USLICO Corporation
2601 Fairfax Drive
Arlington, Virginia 22203

Re:  Federal Income Tax Consequences of the
     Merger of USLICO Corporation with and
     into The NWNL Companies, Inc.

Dear Sirs:

    You have requested our opinion as to certain federal income tax consequences arising out of the merger (the "Merger") pursuant to the Agreement and Plan of Merger, dated as of September 11, 1994 (the "Merger Agreement"), by and among USLICO Corporation, a Virginia corporation ("USLICO"), and The NWNL Companies, Inc., a Delaware corporation ("NWNL"), pursuant to which USLICO will merge with and into NWNL. Our conclusions are based on the facts and assumptions set forth below, our examination of the Merger Agreement and the Prospectus/Joint Proxy Statement, filed as part of the Registration Statement on Form S-4 of NWNL of December 1, 1994 (the "Registration Statement"), and upon the representations furnished to us by NWNL and USLICO. In addition, we have considered such other factual and legal matters as we have deemed appropriate. Capitalized terms not defined in this letter have the meaning given them in the Merger Agreement.

    Pursuant to the Merger Agreement, USLICO will merge with and into NWNL and the separate corporate existence of USLICO will cease. In the Merger, each outstanding share of Common Stock, $1 par value per share, of USLICO ("USLICO Common Stock") will be converted into a fraction of a share of Common Stock, without par value, of NWNL ("NWNL Common Stock"), and, in certain circumstances, the right to be paid cash in certain amounts, to be determined as follows (the "Exchange Ratio"): (i) if the average of the per share closing sale prices of NWNL Common Stock on the New York Stock Exchange, Inc. ("NYSE") Composite Tape for the 20 trading days immediately prior to the Approval Date (the "Exchange Price") is equal to or greater than $28.26 and not greater than $37.20, the fraction of a share of NWNL Common Stock to be received for each share of USLICO Common Stock shall be .69, (ii) if the Exchange Price is greater than $37.20, the fraction of NWNL Common Stock to be received for each share of USLICO Common Stock shall be the quotient (determined to the third decimal place without rounding) obtained by dividing $25.669 by the Exchange Price, or (iii) if the Exchange Price is less than $28.26 and greater than $25.36, the fraction of a share of NWNL Common Stock to be received for each share of USLICO Common Stock shall be calculated in accordance with one of the alternatives, as designated by NWNL, set forth in the following sentence. The ratio shall be (A) a number equal to the quotient (determined to the third decimal place without rounding) obtained by dividing $19.50 by the Exchange Price (the "Revised Exchange Ratio"); or (B) .69, in which event there shall be payable in cash by NWNL as additional consideration for each share of USLICO Common Stock an amount equal to (x) the Revised Exchange Ratio less .69, multiplied by (y) the Exchange Price; or (C) a number greater than .69 and less than the Revised Exchange Ratio as shall be designated by NWNL (the "Designated Exchange Ratio"), in which event there shall be payable in cash by NWNL as additional consideration for each share of USLICO Common Stock an amount equal to (x) the Revised Exchange Ratio less the Designated Exchange Ratio, multiplied by (y) the Exchange Price. If the Exchange Price is equal to or less than $25.36, either NWNL or USLICO may terminate the Merger Agreement or NWNL and USLICO may mutually agree to a revised ratio calculated under the methodology contained in alternative (A), (B) or (C) above, using such Exchange Price to compute the Revised Exchange Ratio and any Designated Exchange Ratio.

    No fractional shares of NWNL will be issued in the Merger. USLICO stockholders who otherwise would receive fractional shares will receive cash under procedures set forth in the Prospectus/Joint Proxy Statement.

    NWNL has a Rights Agreement that permits shareholders to acquire shares of Junior Participating Preferred Stock of NWNL upon an acquisition or tender offer to acquire 20 percent or more of the NWNL Common Stock ("NWNL Rights"). The NWNL Rights are issued one-for-one on the outstanding NWNL Common Stock and may not be sold separately from the NWNL Common Stock until the rights become exercisable. The NWNL Rights will not become exercisable by virtue of the Merger. NWNL Rights will accompany the NWNL Common Stock received by the stockholders of USLICO in the Merger.

    In connection with the Merger, USLICO intends to pay a special cash dividend of $0.45 per share of USLICO Common Stock and to redeem the Rights under the USLICO Share Rights Plan at a redemption price of $0.05 per Right, aggregating payments equivalent to $0.50 per share of USLICO Common Stock (together the "Special Distributions"). Such payments will be made to holders of record of USLICO Common Stock outstanding immediately prior to the Effective Time of the Merger.

    In rendering the opinions set forth below, we have assumed that (i) the Merger will be consummated in the manner described in the Merger Agreement, and
(ii) the representations made to us by USLICO and NWNL in the letters dated December 1, 1994 are true on and as of the Effective Date.

    Based upon and subject to the foregoing, we are of the opinion that:

        1. The Special Distributions to the USLICO stockholders immediately prior to the Effective Time of the Merger will constitute dividends to the extent of USLICO's current or accumulated earnings and profits ("USLICO's Earnings and Profits"). The Internal Revenue Code of 1986, as amended (the "Code"), Section 316(a). As such, each USLICO stockholder will include the amount of the Special Distributions received in gross income as ordinary income to the extent of such stockholder's ratable share of USLICO's Earnings and Profits. Code Section 301(c)(1). USLICO stockholders that qualify as corporations for federal income tax purposes should be entitled to a dividends received deduction equalling either 70% or 80% of the amount of the taxable dividend. Code Sections 243(a) and 243(c). To the extent the amount of the Special Distributions received by a USLICO stockholder exceeds his ratable share of USLICO's Earnings and Profits, it will be treated first as a return of such USLICO stockholder's basis to the extent thereof, and then as gain from the sale of a capital asset. Code Sections 301(c)(2) and 301(c)(3).

        2. The Merger of USLICO with and into NWNL, as described above, will qualify as a "reorganization" within the meaning of Code Section 368(a)(1)(A). USLICO and NWNL will each be a "party to a reorganization" within the meaning of Code Section 368(b).

        3. No gain or loss will be recognized by NWNL upon the receipt of the assets of USLICO solely in exchange for shares of NWNL Common Stock. Code
    Section 1032.

        4. No gain or loss will be recognized by USLICO Corporation upon the transfer of its assets to NWNL pursuant to the Merger. Code Sections 361(a) and 361(b).

        5. The basis of the assets of USLICO, in the hands of NWNL, will be the same as the basis of such assets in the hands of USLICO immediately prior to the Merger. Code Section 362(b).

        6. No gain or loss will be recognized by the stockholders of USLICO upon the receipt of shares of NWNL Common Stock (including any fractional share interests to which they may be entitled) solely in exchange for their shares of USLICO Common Stock. Code Section 354(a)(1).

        7. The NWNL Rights accompanying the NWNL Common Stock received by the stockholders of USLICO in the Merger will be considered part of the NWNL Common Stock prior to an acquisition or tender offer to acquire 20 percent or more of the voting stock of NWNL. The USLICO stockholders will not recognize any gain upon receipt of the NWNL Rights. Rev. Rul. 90-11, 1990-1 C.B. 10.

        8. Stockholders of USLICO who receive a combination of shares of NWNL Common Stock and cash (other than received in lieu of a fractional share interest) in exchange for shares of USLICO Common Stock in accordance with the terms of the Merger Agreement will recognize any gain (but not loss) realized (which gain will be equal to the cash received plus the fair market value of the NWNL Common Stock received, less such shareholder's basis in the USLICO Common Stock exchanged) but not in excess of the amount of cash received. Code Sections 356(a)(1) and 356(b).

        9. Gain recognized by a USLICO stockholder upon receipt of shares of NWNL Common Stock and cash (other than cash received in lieu of a fractional share interest) will be capital gain provided the shares of USLICO Common Stock were held as capital assets on the date of the Merger and the USLICO stockholder exercised no control over the corporate affairs of NWNL. Rev. Rul. 76-385, 1976-2 C.B. 92. If the shares of USLICO Common Stock have been held for longer than one year, the gain will be long-term capital gain. Code
    Section 1222.

        10. The payment of cash to a holder of USLICO Common Stock in lieu of a fractional share of NWNL Common Stock will be treated for federal income tax purposes as if the fractional share was distributed as part of the Merger and then was redeemed by NWNL. This cash payment will be treated as having been received as a distribution in full payment for the stock redeemed. Code
    Section  302(a); Rev.  Rul. 66-365,  1966-2 C.B.  116 and  Rev. Proc. 77-41,
    1977-2 C.B. 574. Gain or loss will be realized and recognized by the USLICO stockholder receiving cash in lieu of a fractional share of NWNL Common Stock equal to the difference between the cash received and the basis of the fractional share interest. Code Section 1001.

        11. Gain or loss recognized by a holder of USLICO Common Stock upon receipt of cash in exchange for the holder's fractional share interest will be capital gain or loss, provided the shares of USLICO Common Stock were held as capital assets on the date of the Merger. If the shares of USLICO Common Stock have been held for longer than one year, the gain or loss will be long-term capital gain or loss. Code Section 1222.

        12. The basis of the USLICO stockholders in the shares of NWNL Common Stock to be received in the Merger (including any fractional share interests to which they may be entitled) will be the same as their basis in the shares of USLICO Common Stock surrendered in exchange therefor (as adjusted, if necessary, for the receipt of the Special Distributions), decreased by the amount of cash received in the Merger and increased by the amount of gain recognized, if any. Code Section 358(a)(1).

        13. The holding period of the shares of NWNL Common Stock to be received in the Merger by the stockholders of USLICO will include the period during which the shares of USLICO Common Stock surrendered in exchange therefor were held, provided that the shares of USLICO Common Stock were held as capital assets on the date of the Merger. Code Section 1223(1).

    We consent to the reference to our firm under the captions "The Merger-Federal Income Tax Consequences" and "Background of the Merger" in the Registration Statement and to the filing of this opinion as an exhibit to the Registration Statement.

                                          Very truly yours,

                                          ROGERS & WELLS

                                       3